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                                                                       EXHIBIT 3


                              STEPHEN W. BERSHAD
                               910 Sylvan Avenue
                      ENGLEWOOD CLIFFS, NEW JERSEY  07632



November 20, 1998



Board of Directors of Axsys Technologies, Inc.

Gentlemen:

I am pleased to submit a proposal to acquire all of the outstanding shares of Common Stock of Axsys Technologies, Inc. (the "Company") that I do not currently directly or indirectly own (the "Public Shares"). The transaction would be structured as a cash merger in which each holder of Public Shares would receive $15.00 per share, or an aggregate of approximately $43.0 million, based on the number of Public Shares outstanding as of December 31, 1997. Upon the completion of the transaction, the Common Stock would cease to be quoted on the Nasdaq National Market and would be deregistered under the Securities Exchange Act of 1934, as amended.

As you are aware, I have been a substantial shareholder in the Company since 1986 and currently hold, directly or indirectly, an aggregate of 1,248,811 shares, representing approximately 31% of the outstanding shares of Common Stock. I remain firmly committed to the Company's long-term strategy to become an increasingly focused precision measurement and positioning company. However, I believe that factors affecting the trading market for the Common Stock, such as the Company's limited float and resulting absence of a substantial trading market, as well as market conditions affecting small capitalization stocks generally, have prevented holders of Public Shares from recognizing adequate value for the Public Shares.

The proposed transaction would offer what I believe is an attractive, and fair, opportunity for holders of Public Shares to realize cash value for their investment in the Company at a substantial premium over the recent trading prices of the Public Shares. The per share price of $15.00 represents a premium of 38% over the closing market price on Friday, November 20, 1998 of $10-7/8 per share.

Consummation of the acquisition would be subject to customary terms and conditions, including (i) execution and delivery of a definitive agreement with the Company with respect to the transaction, (ii) approval of the transaction by a special committee of the Company's Board of Directors (the "Special Committee"), the Company's Board of Directors and its shareholders, (iii) receipt of satisfactory financing for the transaction, (iv) receipt of a fairness opinion from the financial advisor to the Special Committee that indicates that the proposed transaction is fair from a financial point of view to the holders
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November 12, 1998
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of Public Shares and (v) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. I am confident, based on conversations with financing sources familiar with the Company and the proposed transaction, that financing for the transaction will be available on satisfactory terms.

My willingness to proceed with the negotiation of the proposed transaction is conditioned upon reaching an agreement with the Company for the reimbursement of transaction expenses.

I look forward to working with you and the advisors to the Special Committee to complete this transaction and hope you will give this proposal your prompt attention. I reserve the right to amend or withdraw this proposal at any time in my discretion.

Sincerely,

/s/ Stephen W. Bershad